Exhibit 99.1
Alcon

For Immediate Release

Alcon Affiliate Receives FDA Approvalof
Generic Glaucoma Medication

        Fort Worth, Texas – Sept. 16, 2003 – The U.S. Food and Drug Administration today approved Falcon Pharmaceuticals, Ltd.‘s (Falcon) generic brimonidine tartrate ophthalmic solution 0.2% (brimonidine). Falcon is an affiliate of Alcon, Inc. (NYSE:ACL), the world’s leading eye care company. Brimonidine is therapeutically equivalent to Alphagan* and is indicated for lowering intraocular pressure in patients with open-angle glaucoma or ocular hypertension. The drug is available immediately, and comes in a Drop-tainer** dispenser in three sizes: 5mL, 10mL and 15mL. At the time of manufacture, the product will have a 24-month shelf life.

        Although Falcon’s marketing and sales efforts will target wholesale distributors, retail pharmacies, hospitals and managed care organizations, it will also communicate the availability of brimonidine directly to ophthalmologists.

        Falcon is the largest manufacturer and marketer of generic drugs for the eye and ear in the United States. Alcon is the world’s leading eye care company and has been dedicated to the ophthalmic industry for more than 50 years. It develops, manufactures and markets the widest selection of pharmaceuticals, surgical products, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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*ALPHAGAN is a registered trademark of Allergan Inc. **DROP-TAINER is a registered trademark of Alcon Manufacturing, Ltd.

        Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: approval of drug applications by the FDA, competition from other drugs, challenges inherent in new product manufacturing and marketing, developments in legal cases and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media and other inquiries: Mary Dulle (Public Relations)
817-551-8058
www.alconinc.com